Exhibit 12

GATX CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIOS OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS

	Year Ended December 31
	2007		2006		2005		2004		2003
	In millions, except ratios

Earnings available for fixed charges:
Income from continuing operations	$185.8		$151.4		$106.0		$155.7		$69.4
Add (deduct):
Income taxes	72.8		76.1		66.6		66.6		19.9
Share of affiliates’ earnings, net of distributions received	(36.3)		(39.9)		(33.5)		(23.3)		(32.5)
Interest on indebtedness and amortization of debt discount and expense	127.9		129.2		105.8		126.4		134.2
Interest portion of operating lease expense	89.1		101.0		114.8		112.6		120.5

Total earnings available for fixed charges	$439.3		$417.8		$359.7		$438.0		$311.5

Preferred stock dividends	$0.1		$0.1		$0.1		$0.1		$0.1
Ratio to convert preferred dividends to pre-tax basis	139%		150%		163%		143%		126%

Preferred dividends on pre-tax basis	0.1		0.1		0.1		0.1		0.1
Fixed charges:
Interest on indebtedness and amortization of debt discount and expense	$127.9		$129.2		$105.8		$126.4		$134.2
Capitalized interest	0.1		0.1		—		—		—
Interest portion of operating lease expense	89.1		101.0		114.8		112.6		120.5

Combined fixed charges and preferred stock dividends	$217.2		$230.4		$220.7		$239.1		$254.8

Ratio of earnings to combined fixed charges and preferred stock dividends(a)	2.02	x	1.81	x	1.63	x	1.83	x	1.22	x

(a)	The ratio of earnings to fixed charges represents the number of times “fixed charges” are covered by “earnings.” “Fixed charges” consist of interest on outstanding debt and amortization of debt discount and expense, adjusted for capitalized interest and the interest portion of operating lease expense. “Earnings” consist of income from continuing operations before income taxes and interest portion of fixed charges, less share of affiliates’ earnings, net of distributions received.

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